Filed by AMAG Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allos Therapeutics, Inc.

(Commission File No. 000-29815)

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

Below is the transcript from the AMAG / Allos investor conference call on July 20, 2011.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

JOELE FRANK (JFWBK)

Moderator: Amy Sullivan

07-20-11/8:00 a.m. ET

Confirmation # 84818634

AMAG / Allos Conference Call

Moderator: Amy Sullivan

July 20, 2011

8:00 a.m. ET

Operator:

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss the merger of AMAG Pharmaceuticals and Allos Therapeutics. At this time, all participants have been placed in a listen-only mode, and the floor will be open for your questions following the presentation. If you would like to ask a question at that time, please press star one on your touch-tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. If you should require operator assistance, please press star zero.

We ask that you please pick up your handset to allow optimal sound quality. I would now like to turn the call over to Amy Sullivan, Vice President Corporate Communications and Investor Relations of AMAG Pharmaceuticals. Please go ahead, ma’am.

Amy Sullivan:

Thank you, (Wes). Before we begin today’s call, I’d like to remind you that the remarks we make during this call about future expectations, plans and prospects including forward-looking statements. These statements may include, but are not limited to, statements concerning the financial condition, results of operation and businesses of AMAG and Allos, and the benefits expected to result from the contemplated transaction, and are based on management’s current expectations and estimates.

There are risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements, as a result of various important factors, including those that are discussed in

AMAG and Allos’ most recent filings with the SEC, and the risks related to the transaction itself. Please refer to those filings, which are probably available on the SECs Web site, for a full description of those factors.

Please note that we’re using slides in support of the call today, the slide presentation is availability on the investor sections of the AMAG and Allos Web sites.

Joining us on the call this morning from AMAG are Brian Pereira, our CEO; Ted English, our Interim CFO; Chris White, our SVP of Business Development; and Gary Zieziula, our Chief Commercial Officer.

Joining us from Allos Therapeutics are Paul Berns, Chief Executive Officer; David Clark, Vice President of Finance; Bruce Goldsmith, SVP of Business Development; and Monique Greer, Vice President of Corporate Communications and Investor Relations.

We have brief prepared remarks this morning, and then we’ll be opening the call for Q&A. And with that, I’d now like to turn the call over to Brian Pereira, President and Chief Executive of AMAG.

Brian Pereira:	Thank you, Amy. Good morning, and thank you all for joining us on the call today.

This is an exciting day for both of our companies. This morning, AMAG and Allos announced that we have entered into a definitive agreement to merge the two companies to create stronger company with a portfolio of commercial brands focused on high potential markets.

Under the terms of the agreement, the transaction will be affected as a stock-for-stock merger. Allos stockholders will receive .1282 shares of AMAG for each share of Allos stock they own. The transaction is subject to the customary closing conditions, including approval by the shareholders of both companies. On completion, AMAG shareholders will own approximately 61 percent of the new organization, and Allos stockholders about 39 percent.

We have structured the transaction to be tax free to both sets of shareholders, and expect to complete this transaction in the fourth quarter of this year.

Upon shareholder approval, I will serve as President and CEO of the combined company, and Paul Berns, CEO of Allos, will serve on the combined company’s board of directors. Paul and I have known each other for over a decade. Through our discussions over the past several months, we have established an excellent working relationship, and together, we look forward to ensuring that the integration of our companies goes smoothly, and that we realize the opportunities that this transaction makes possible.

From a governance point of view, at close, there’ll be nine board members, five from AMAG, and four from Allos, this includes Paul and me. Mike Narachi, AMAGs current Chairman, will be the combined company’s Chairman.

On slide five, we have summarized the key financial and strategic benefits of the merger. We firmly believe that this transaction will create a new company that’s stronger financially, and will be able to grow faster than either company on a standalone basis. Together, we will have a diversified portfolio of commercial products focused on high potential markets with overlapping customer segments.

As many of you know in June 2009, AMAG received FDA approval for Feraheme, an intravenous iron for the treatment of iron deficiency anemia in adult patients with chronic kidney disease. In September 2009, Allos received accelerated approval in the U.S. for FOLOTYN, a (folic) analog metabolic inhibitor for use in a single — as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma, or PTCL.

The target customer segments for both drugs include hematology, oncology clinics and hospitals, and we see some great opportunities to leverage these overlapping call points for the benefit of both brands.

When you add to that a seasoned board and management team, the possibilities are truly exciting. We’ll be supporting the development opportunities and commercial efforts of both Feraheme and FOLOTYN from a single cost base, which is expected to result in annual cost savings of between 55 and 60 million, the majority of which should be realized in the first fiscal year after closing. We are confident that these synergies are achievable, and will contribute to improve (autom life) performance.

AMAG and Allos are individually well capitalized businesses, and together we’ll have an even stronger balance sheet with no debt, and combined unaudited cash equivalents and investments balance of approximately 373.7 million as of June 30th, 2011.

We believe that the combined company’s cash position will be sufficient to take us to cash flow positive status. We also believe that we will have greater flexibility to fund investments in our business, and opportunities to further diversify our portfolio.

This combination will allow us to leverage each other’s brands, take advantage of the exciting opportunities to drive revenue growth, streamline our cost structure, provide exciting opportunities for our employees and improve the lives of the many patients who rely on our drugs.

Slide six provides some key points on the portfolio that we are creating. I just touched on the indications for Feraheme and FOLOTYN, which are both delivered via intravenous injections, and both marketed by HemOnc clinics and hospitals. The companies also have a number of projects under way to develop Feraheme and FOLOTYN for additional indications, and expand the reach of the products geographically.

Feraheme is currently approved in the U.S. for the treatment of adult patients with IDA and CKD. Marketing applications have been submitted in the E.U. and Canada for Feraheme for the treatment of IDA and CKD patients, and decisions from both regulatory authorities are expected this year.

AMAG is also currently enrolling patients in two phase three studies for patients with IDA, regardless of the underlying cause, and these studies are expected to be fully enrolled by the end of this year.

We believe that these studies have the potential to extend Feraheme’s label to the broader IDA market, and clear traditional values for the combined company. Feraheme has patent protection through 2020, potentially longer with extensions.

I would now like to hand the call over to Paul, who’ll tell you a little more about FOLOTYN, and talk about how we see Feraheme and FOLOTYN complementing each other — Paul?

Paul Berns:	Thanks, Brian, and good morning, everybody.

FOLOTYN was approved in the U.S. in September 2009, and commercially launched in January 2010. FOLOTYN is indicated for the treatment of patients with relapsed refractory peripheral T-cell lymphoma. A marketing application is also under review in the E.U. for FOLOTYN for the treatment of relapsed refractory PTCL.

Now we are also advancing the FOLOTYN development program to pursue future label expansion opportunities in T-cell lymphoma, and additional hematologic malignancies, while exploring FOLOTYNs potential in solid tumors through targeted investments. As part of our lifecycle development plan for FOLOTYN, we plan to conduct two global registration phase three studies explaining FOLOTYNs activity in T-cell malignancies.

The first study, the design of which was agreed to by the FDA under its special protocol assessment process, is a randomized multi-center international clinical trial of sequential FOLOTYN versus observation in patients with newly diagnosed PTCL who have demonstrated a response to their initial treatment with (Chop) or (Chop)-based regimen.

This is an important study, as a successful outcome has the potential to support the conversion of our current accelerated approval in the U.S. to a full approval, as well as the potential to support a first line indication for FOLOTYN globally.

Now this study is currently open for enrollment, and we plan to report additional details when the first patient is enrolled in the study.

We are also planning a global phase three registration trial to explore the potential of FOLOTYN to treat cutaneous T-cell lymphoma, or CTCL, which is a group of T-cell non-Hodgkin lymphomas that primarily affect the skin in the early stages of the disease, and can spread to the blood, lymph nodes and internal organs as it progresses. We plan to initiate this study in 2012.

FOLOTYN has composition of matter patent protection through 2017, potentially to 2022 with extensions, and T-cell method of use patent protection through 2025. I share Brian’s excitement about the transformational merger we are announcing today. We share a strong conviction regarding the financial and strategic benefits of combining AMAG and Allos for the benefit of both company’s stockholders. At a high level, the similarities are obvious, we both have one commercial drug in the market, and share a focus on the hematology and oncology segment. Both companies have field-based sales teams calling on many of the same medical sites and professionals, and we can clearly be more efficient as a combined company in the way that we support a stronger, unified sales force.

We believe there’s a real opportunity to enhance the share voice in each drug through our respective sales channels. In addition, both companies are looking to invest in label expansion, and bring new drugs to market, and we will have a stronger balance sheet to support those efforts.

Together, we are forming a stronger company that will be leaner, better balanced, and more efficient. I have a deep respect for the employees of both Allos and AMAG, and our important strategic partners for delivering on the mission of improving the lives of patients with a commitment to building shareholder value. I’m looking forward to playing an active part in our success in my new role as a member of the combined company’s board.

Now let me hand the call back to Brian. Brian?

Brian Pereira:	Thank you, Paul.

Feraheme and FOLOTYN both have attractive opportunities for growth and value creation, sharing many common call points. Both drugs address high potential markets, and each drug presents the combined company with attractive growth and value creation opportunities.

The overall U.S. non-dialysis IV iron market targeted by Feraheme is estimated to be worth about 400 million. Approximately 1.6 million Americans have non-dialysis dependent CKD and IDA, and we estimate that only a small fraction of these patients are treated today.

The total U.S. market for second line peripheral T-cell lymphoma is also estimated to be worth approximately 400 million, with the total U.S. relapse or refractory PTCL treatable population estimated to be approximately 10,000 patients.

As previously noted, Feraheme and FOLOTYN have an overlapping customer segment. We believe that the key operational synergies exist in HemOnc, clinics and hospitals, where we see great opportunities to leverage overlapping call points.

In particular, in 2010, approximately 30 percent of Feraheme provided in (man) was generated from HemOnc segment, and thus far in 2011, that has increased significantly. On the next slide, we have laid out how we intend to use that overlap to help grow brands.

In addition to the many CKD patients that receive their iron following a referral to HemOnc infusion center, iron deficiency, anemia and CKD are both common — concomitant conditions in oncology patients. And Feraheme is often used in these patients as a supportive care therapeutic product.

This presents a clear opportunity for Allos’ sales force to introduce customers who prescribe FOLOTYN as a therapeutic product to the benefits of Feraheme as a supportive care product for CKD.

Another dynamic to leverage is selling time. With two products to offer, our combined sales team will be able to command more selling time, whether it’s physicians, pharmacists, nurses, office administrators, or other healthcare professionals. That means more time to educate the key audiences on the benefits of FOLOTYN and Feraheme.

Through Allos’ commercial efforts, significant progress has been made in educating the lymphoma community on the proper diagnosis, staging and classification of the PTCL disease subtypes, and the features and benefits of FOLOTYN. The AMAG team has also worked hard to demonstrate the efficacy and advantages of Feraheme as a therapeutic iron compound for the treatment of IDA and CKD. Of course, there’s more to do, and education programs for medical professionals will be an important part of our commercial plans as a combined company.

Underlying all of this is the increased financial strength of the combined company. Put simply, we will have the resources to invest where we see the opportunity to drive sales.

Turning to slide nine, AMAG has an ex-U.S. licensing agreement for Feraheme with Takeda, and a collaboration with (PS) Bio in China. And Allos has an ex-U.S. licensing agreement with (Monde Pharma). As such, AMAG and Allos already have global development plans under way, and we are excited about the momentum that we’ll be able to generate together. As a combined company, we will have the opportunity to earn over 530 million by meeting certain development and commercial milestones which have been agreed to with our respective partners.

As those of you who are familiar with the AMAG story will know, last year, AMAG entered into a license development and commercialization agreement with Takeda to expand the reach of Feraheme to patients around the world. And in May, Allos entered into a strategic collaboration agreement with (Monde Pharma) to co-develop and commercialize FOLOTYN outside the U.S. and Canada.

Takeda has been an excellent partner for AMAG, they have a global presence, and a pipeline that includes complementary products to Feraheme, as well as a demonstrated track record of success in the marketing and commercialization of therapeutics across many segments where iron deficiency anemia is present.

Similarly, in (Monde Pharma), Allos is an outstanding partner with a fully integrated oncology focused operation in the European Union, operations in the major Asia/Japan markets, and a distribution network covering Latin America. This international reach is key to driving sales of FOLOTYN on a global scale.

On slide 10, you can see the 2011 and 2012 milestones for both companies set out in more detail. There are several milestones to be aware of during this year and next. The European medicines agencies committee for medicinal products, for human use is expected to make a recommendation on the use of Feraheme in the treatment of iron deficiency anemia in CKD, and AMAG is also expecting a decision on the Canadian regulatory application for IDA and CKD. With favorable rulings, Feraheme would be launched in the E.U. and Canada next year, a decision is also expected in Switzerland in 2012 with a launch shortly after approval.

And (inaudible) trials for the broader use of Feraheme in treating iron deficiency anemia is expected to be completed this year. A supplemental NDA to the FDA and EMA is planned for 2012.

Paul has already gone into some detail on the milestones of FOLOTYN for the rest of this year. Looking ahead, our marketing application for FOLOTYN is currently under review in the E.U. for the treatment of relapsed or refractory PTCL. A regulatory decision from the E.U. is anticipated in early 2012, if a positive opinion is rendered, the launch of FOLOTYN in that geography would take place later that year.

On slide 11, we have provided a little more granularity on the potential payments and royalties to the combined company from our established relationships. We have the prospect of earning double-digit tiered royalties based on net sales in the license territories for both FOLOTYN and Feraheme. I believe that the respective relationships with Takeda and (Monde Pharma) will prove highly advantageous for the combined company.

This merger offers significant synergies, as we have said, and we believe it’s financially attractive to both companies’ stockholders. We expect to achieve annual cost synergies of between 55 and 60 million, the majority of which we expect to realize in the first fiscal year following the close of the transaction. The merger with Allos enables us to grow our top line due to the addition of the FOLOTYN revenue stream, concurrently a general and administrative expense infrastructure will be leveraged to support multiple products.

By eliminating the redundancy associated with being a public company, and the duplicative infrastructure required to support two organizations, we expect to substantially increase shareholder value.

Given how complimentary our two companies are, we expect a smooth transition, of course, many of the key decision as to how we will integrate AMAG and Allos are still being decided, and the appropriate time we will form a transition team made of employees of both companies. On the commercial front, we’ll work together to define the appropriate commercial structure for the combined entity, ensuring that we retain the valuable expertise from each organization, and position the combined entity to successfully expand the reach of both brands.

As in any transaction of this size, we expect to identify areas of redundancy, and to create a more cost effective operating structure for the combined company. Although the merger will impact some positions at both AMAG and Allos, they are committed to treating all affected employees fairly. The combined company corporate headquarters will be located in Lexington, Mass where AMAG is currently based, and we will be closing Allos’ Colorado facility.

As I said earlier, we expect to achieve 55 to 60 million in cost synergies in the very first year after closing. We have performed extensive due diligence to identify the cost synergies which can be realized from combining our two companies. As we work to deliver those synergies, there will be some change to the normal running of our two businesses. And we expect to incur somewhere between 35 and 38 million of one-time costs to achieve the projected synergies.

Turning to slide 13, this chart show a quick view of AMAG and Allos 2010 combined revenue base. As of June 30th, 2011, the two companies had a combined unaudited total of 373.7 million of cash and cash equivalent and investments.

AMAGs second quarter results will be announced next week, and we expect total revenues between 15.3 and 15.5 million, including net Feraheme revenues between 12.7 and 12.9 million.

Allos will report second quarter earnings on August 4th, and expects next FOLOTYN revenues of 11.0 million.

I want to reiterate how excited we are about this transaction, we see tremendous opportunities to maximize our respective strengths. This transaction is about combining two strong brands to enhance our combined commercial presence in attractive, high potential markets. We believe that bringing AMAG and Allos together will result in significant financial benefits for both companies’ stockholders.

We believe we will be able to leverage the respective strengths of our brand to enable Feraheme and FOLOTYN to reach their true market potential through enhanced brand awareness and utilization.

We see tremendous opportunities to drive revenues and develop new customer relationships through the broader geographical reach provided by our partnerships with Takeda, (Threeaspiro) and (Monde Pharma).

We also believe that we can realize significant synergies, and will have a stronger balance sheet to support investment to further expand our portfolio through in licensing or acquisition of new products. In short, this combination is compelling for employees, customers, patients and stockholders of both AMAG and Allos. I’m looking forward to working with Paul and Allos and AMAGs talented employees to execute on our vision as a combined company, and to deliver significant benefits of the combination to all of our stockholders. We hope that you share in our enthusiasm.

With that, I’d like to open the call up for questions. Operator?

Operator:

We will now conduct the question-and-answer portion of today’s call. At this time, if you have a question, please press star one on your touch-tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again, we do ask that while you pose your question, you pick up your handset to provide optimal sound quality. Thank you, and our first question comes from (Jeff Meacham) of J.P. Morgan.

(Jeff Meacham):

Hey, guys, thanks for taking the question. Just a couple of housekeeping questions first, so can you tell us the breakup fee, and then the (NOLs) combined? And then the third housekeeping was, with the synergies that you guys are expecting, what are your thoughts in terms of when you’ll break even as a combined company? And then just one more follow-up.

Brian Pereira:	(Jeff), this is the standard breakup fee. Your second question?

(Jeff Meacham):	Would just be the (NOLs) combined with the company.

Brian Pereira:	Yes, there will be limitations of (NOL) in the combination that we have announced.

(Jeff Meacham):

OK. And then what are your thoughts in terms of breakeven, if you assume that the synergies that you guys have talked about for 2012? I know you’re not in position to give guidance, but just any sort of general color.

Brian Pereira:

Yes, in general, we expect that we have more than adequate cash to achieve cash flow positive status. As I said earlier, we will have greater visibility to future financial performance after the completion of this merger, and at the current time, that’s what we are focused on.

(Jeff Meacham):

OK, and then final question, just the sort of ballpark, you mentioned a couple of times, Brian, about the — about the commercial overlap. I’m just curious you know if you could put some more meat on that just in terms of how much overlap do you really see in the oncology segment? Is it say 30 percent on a cost basis, 50, 70 percent? Just help us out with that.

Gary Zieziula:

Well, (Jeff), this is Gary. We see a high degree of overlap in the hematology, oncology segment, probably 75 percent of our targets overlap. And that’s an extremely important segment. As we see significant growth in provider demand in the hematology, oncology segment in 2011, in fact, through six months of the year, 50 percent of our provider demand is in the HemOnc space. So we think with this combined new company, our share of voice will increase, our ability to access hematologists will increase, and our ability to share with them the value proposition around both Feraheme and FOLOTYN will enhance the performance of both products in that segment.

(Jeff Meacham):	OK, thanks a lot.

Brian Pereira:	Thanks, (Jeff).

Operator:

And, ladies and gentlemen, also, in the interest of time, we ask that you keep your questions to one question and then return to the queue. Our next question comes from (Charles Duggan) of (JMP) Securities.

(Charles Duggan):

Hi, guys, thanks for taking my question. My questions are for more the Allos management. Paul, I’m wondering if you can help us understand what the process was here, and if you had interacted with any other oncology-focused companies. And then really what is the basis of the valuation?

Paul Berns:

So, hey, (Charles), good to — good to speak with you this morning. Let me just say that we think this is a fantastic deal for our shareholders, and clearly as we laid — as we’ve laid out, it’s one that takes advantage of the strategic leverage from a commercial perspective, just based on the points Gary just made with a common commercial call point that is rather obvious. Both brands are going to enjoy the future growth potential that exists in calling on the HemOnc hospital space that we both currently have separate sales force structures with, and we — we’re going to enjoy the rationalization, if you will, and the synergies of a combined commercial footprint driving improved share voice reach and frequency against those targets, frankly improving overall commercial performance as we put the new company together.

And so you know as we looked at it from the Allos perspective, it was very clear to us that there were very straightforward synergies on the commercial standpoint that we could — that we could bring to bear to our shareholders’ improved upside that we frankly just didn’t think we could do alone. And we thought that this deal here, again, was a fantastic opportunity, and could bring it — could bring it home.

(Charles Duggan):	And regarding the oncology companies, had you had any interaction with folks that are currently in or want to be in the hematology space?

Paul Berns:

Well you know I’m not going to sit here and frankly speculate or disclose any of the confidentialities of you know any prior discussions that either party would have had. Here again, we think this is a fantastic deal for our shareholders, and we think that the obvious combination focused on the benefits in the commercial call space, as we’ve eluded to, the financial synergies are absolutely fantastic, 55 to $60 million, that will drive shareholder value creation. And then the dimensionality frankly from a future product development perspective as we explore ex-U.S. markets through the strategic partnerships we have, plus the opportunity for expanded indications for both brands to additionally create future value we think is very powerful.

(Charles Duggan):	Thanks for the added color.

Paul Berns:	Sure, thank you.

Operator:	Your next question comes from (Yaron Warber) of Citigroup.

(Yaron Warber):

Yes, hey, guys, thanks for taking my question. So just a little bit, maybe first for the Allos folks, just help us understand a little bit. So FOLOTYN is posted pretty much a flattish quarter-over-quarter, and ISTODAX seems to be doing pretty well from Celgene. So what’s your thoughts on the dynamic? And then I just had a — I just had maybe a follow-up to that, in the — in the combined company, how many reps do you think you’re going to be fielding targeting HemOnc? And then, if you don’t mind, just for you, Brian, right now, what’s the plan for a CFO? AMAG doesn’t have a CFO right now, so is there a plan to bring on a new CFO, or is Allos’ CFO going to take over, or what’s the thoughts there? Thank you.

Bruce Goldsmith:

Thank you for the question, this is Bruce Goldsmith of Allos, I’ll address the first part of your question, and then — and then Gary — and Gary will finish the remainder, and then Brian. So in — to answer your question, for the FOLOTYN commercialization, what we’ve been focused on is, as we’ve eluded to already on the call, really a call point in both community setting as well as in the hospital setting. And we’ve targeted certain priority targets for our sales force, and we have continued to focus on account penetration, as well as patient management objectives in terms of driving the FOLOTYN brand in those segments. And we’ve been very successful at laying the groundwork for that, and moving it forward.

In Q1, we had penetrated 29 percent of our target audiences, and we continue to grow that and focus on growing that. In addition, we have focused on increasing the duration of treatment of FOLOTYN for those patients, and increasing the value of each patient. As we are doing that, that requires implementation of patient management initiatives, which in the near term has probably reduced the value of those patients, and we expect that to grow over time. And those — and one of the key points that we’ve focused on is enhancing our share voice in the community setting, which we recognize for our brand requires a longer selling cycle and continued promotion. And this is one of the keys to link to then the synergy of the new co. And that’s what — one of the things we’re very much looking forward to.

So in Q2, there was some variability in the share of voice created by the timing and training of new representatives in key regions, and this was basically through natural attrition in the sales force, and based on general competitive hiring. And really what we view is this new co is an opportunity for continued effectiveness and enhancement of that share voice, and we believe new co directly links to that. And so we look forward to continued performance around FOLOTYN in the future.

Gary Zieziula:

So, (Yaron), this is Gary. And with regard to your question on sales force size, right now, Allos has about 50 sales specialists, AMAG about 71. Our thinking right now is that we’ll be able to cover all of our call targets with between 70 and 75 sales specialists. So that being the hematology, oncology space, hospitals and nephrologists. And we’re enthusiastic about that, because we’ll be able to take the best of AMAG and the best of Allos, combine that to form a stronger commercial organization, increase our share voice in those segments, and improve the performance of both FOLOTYN and Feraheme.

So that’s the situation with field force. I’ll turn it over to Brian on CFO search.

Brian Pereira:	So Ted English is our current interim CFO, Ted has been a public biotech company CFO in his previous life. We have an ongoing search for a CFO, and our intent is to fill that position shortly.

(Yaron Warber):

If you don’t mind, could I just maybe ask a follow-on? I mean if you — if you look at Celgene, they’re fielding a huge sales force that’s you know part of the supporting is to that, so that their sales force is literally (two wax yours) easily. Do you disagree with that? I mean can you be competitive against ISTODAX with — you know with 70 to 75 reps targeting HemOnc, nephrology and the hospital?

Bruce Goldsmith:

So, again, this is Bruce, I don’t think we’re going to comment on a competitive nature directly. But what I will tell you is that one of the things we’ve been focused on as a company is educational initiatives around driving through disease education and appropriate management of patients, awareness of peripheral T-cell lymphoma, which has been a largely undiagnosed and underdeveloped disease state. So one of the things that we’ve been focused on is having entrants like the common (inaudible) Celgene, which was only recently approved, by the way, for peripheral T-cell lymphoma.

We actually are interested in growing the market, and we’ve seen this before in oncology, where the dynamic of disease education and increased numbers of patients being available and actively seeking treatment is actually a very important dynamic, so that’s one certain potential is to look at the patient population and actually better disease education.

So one of the things I would — I would suggest to you is that what Celgene has largely focused on, and other companies have largely focused on, is oncology sales forces, which are on their primary brands, we’re focused on peripheral T-cell lymphoma and building that market. So you know we’re essentially using this opportunity I think with the new co to use the synergy around the call point that we just outlined, as well as the dynamics in both the community and the hospital settings that we’ve — that we’ve eluded to to grow the brand effectively.

Brian Pereira:

And, (Yaron), if I may add, and I think there is a benefit of disease awareness when additional therapeutic options are available, and at the end of this — end of the day, PTCL patients tend to cycle through second, third, fourth and so on. And so the more treating physicians get educated, the greater is the opportunity for FOLOTYN in this disease segment.

(Yaron Warber):	OK, great, thank you.

Male:	Thank you.

Operator:	Your next question comes from (Joseph Schwartz) of Leerink.

(Joseph Schwartz):

Thanks, good morning. I was wondering if you couple explain a little bit more how you expect to achieve the synergies, and how much of that will be driven the cost synergies from sales and marketing versus general, administrative, R&D, et cetera?

Brian Pereira:

Well that’s a key question, (Joe), thank you. As you expect, two public company G&A infrastructures, there’s a — two public company G&A infrastructures can be eliminated and brought down to one pretty rapidly. On the commercial front, we have — we have the same call point, and as Gary explained, a growing piece of our business today, and even more as we get the IDA indication will be in the HemOnc space and in the hospital institution centers.

Finally, on the R&D front, we are in the hematology space, and FOLOTYN is in the oncology space. So in terms of our R&D infrastructure too, we have a fair amount of synergies. We have provided all of that in the slides that we showed you today, but net net, that 55 to 60 million in cost synergies is a readily achievable goal, and our intent is to achieve the vast majority of that in the very first physical year after the merger. And none of this includes the potential revenue synergies that we hope to achieve through a stronger presence (at all points), a greater share of voice, and to naturally increase motivation among sales force who have two, versus one product in the bag.

(Joseph Schwartz):	OK, and how many prescribers overlap for both products today, or are projected to overlap in the future? How many unique physicians?

Gary Zieziula:

So, (Joe), this is Gary. In the hematology, oncology space, we think it’s about 75 percent overlap, so it’s very high. We’re looking at the other segments a little more closely, there’s a fairly high degree of overlap in the hospital space, and obviously the nephrology segment is specific to Feraheme, and not FOLOTYN. So overall, high degree of overlap on call point.

(Joseph Schwartz):	All right, thank you.

Operator:	Your next question comes from (George Farmer) of Canaccord.

(George Farmer):

Hi, thanks for taking my questions. Question for Brian, can you talk a little bit about your commitment towards FOLOTYN development, especially in the ongoing phase three trials? And whether your due diligence included interactions with FDA regarding phase three commitments for full approval?

Brian Pereira:

So, (George), first is we have (thoroughly) diligence the clinical development program and the commercial opportunities for FOLOTYN, we have spoken to a large number of prescribers and key opinion leaders. And our head of clinical development is an oncologist by training, and headed (wide) oncology development program in his previous slide.

So we have a very good understanding of the program, the rigor of the program, and the likelihood of success. On the second aspect of speaking to the FDA, FDA does not discuss one sponsored drug development program with another, so that is not something that is available to us. But I think we have adequate resources in our organization to thoroughly (veck) the rigor of the program and the likelihood of success.

(George Farmer):	OK, great. And just quickly, when is the shareholder vote on this merger?

Brian Pereira:	It’ll be in the fourth — we expect that in the fourth quarter.

(George Farmer):	OK, thanks very much.

Brian Pereira:	Thank you.

Operator:	Your next question comes from (Chris Raymond) of Robert Baird.

(Chris Raymond):

Yes, thanks. You know you guys have been fairly quantitative I guess about the cost synergies, but maybe — and maybe understandably a little bit more qualitative about you know how both drugs can benefit here from this combination. Can you maybe talk about which drug you think will benefit the most from this combination?

Gary Zieziula:

(Chris), this is Gary, so let me start, and if either Brian or Paul want to add color or commentary, they’re welcome. I think in the hematology oncology space, there will be slightly more benefit (accruing) to Feraheme. And the reason I say that is that FOLOTYN as a therapeutic is an important product for treating a very, very aggressive disease. So access to hematologists, oncologists is becoming increasingly challenging throughout the marketplace.

And so we think by having FOLOTYN in the bag, two products, FOLOTYN as a therapeutic, and Feraheme as a supportive care product, it’ll enhance the sales force’s ability to access the hematologist, and really highlight the value proposition for both brands. So as Paul and I both said, we think there’ll be an increase in share voice, which is exciting for both brands. And as we’re able to access more hematologists to really convey the value proposition around Feraheme, the safety, the efficacy, the patient convenience, we think that’ll resonate very well, and we think we’ll benefit from that added share of voice and access.

So I think in the HemOnc space, we benefit a bit, and I think I would — I would comment that in the hospital space, it’ll be equal benefit to both brands.

(Chris Raymond):

Thanks. And if it’s OK if I just ask a quick follow-up here on — as you talk about Feraheme. So (Walter’s Kluer), the script data service that we use, just published the June numbers today. And the full quarter numbers actually look pretty good, if you looked at the comparison, and would seem to indicate that the number might be higher than what you guys pre-released. Can — is there something else going on with the — with the Q2 number, or something that you know perhaps some inventory calculation or something like that?

Gary Zieziula:

Sure, let me — let me start. And on the issue of the second quarter script performance, we’re encouraged by provider demand in the second quarter. We saw an increase of 25 percent in provider demand in Q2 versus first quarter, so we’re encouraged by that. The most significant growth came in the two most important non-dialysis CKD segments, those being hematology, oncology, and hospital.

So on the inventory front, (Chris), there’s really you know nothing to report with regard to changes in inventory levels between end of Q1 and the — and the end of Q2. So we’re roughly flat quarter-over-quarter, so nothing really to report there. Strong underlying demand, which we plan to continue into the third and fourth quarter.

(Chris Raymond):	OK, has the month-on-month trajectory been you know upward?

Gary Zieziula:

From a provider demand perspective, the month-on-month trajectory in the second quarter was affected by the supply shortage of (Benefir) early in the quarter. So if you recall, there was about a three-week period where (Benefir) was out of supply. That created a buy-in, if you will, of (Benefir), and some of the other IV irons early in April, and then have a buyout in May and June. So as you look at the month over month over month, it’s not a typical picture. And I think that was the result of the supply shortage of (Benefir) for that three-week period.

(Chris Raymond):	Thanks.

Brian Pereira:

(Chris), to give you a little more color on that, and you know I know that you’ve been following this very closely. What happened was accounts that do not typically buy Feraheme bought Feraheme in late April, and when they realized that (Benefir) was going to be available, they promptly returned it. And so there was a little bit of an unusual fluctuation on the weekly and monthly demand for Feraheme. And that’s why Gary has been a little cautious about interpreting month-to-month. I think the right way to look at it is largely the (Benefir) supply disruption did not benefit us in any significant way. The increase in demand that we’re seeing is a secular increase in demand, which is about 25 percent increase.

And the question you ask on the revenue front, we’ll give you a lot more color on the earnings call. But as you have said in previous calls, we have been making a strong push into the dish (C40B) hospitals, and that’s going to affect our revenue mix in the months and years ahead.

(Chris Raymond):	Thank you.

Operator:	Your next question comes from (Jason Cantor) of RBC Capital Markets.

(Jason Cantor):

Thanks for taking my question. A couple of things, first of all, are you guys reiterating the guidance for both products? I know you have guidance out there, and I’m just wondering what your thoughts are on that. And then in terms of the finances that you now have access to, does that — are you going to pursue lung cancer for FOLOTYN internally as a result of this merger?

Brian Pereira:

So first, (Jason), this is Brian, Paul and I and our teams have spent a lot of work over the last couple of months on the most effective way to integrate our companies, and that work will continue. You know we have set out attractive synergies, which we think that we can and will realize in the very first year of closing.

So as we integrate our companies, we’ll get a formal sense of the revenues and the — and the benefit that each brand gets from being marketed and sold with the other. We’ll upgrade our visibility into the future financial performance after the completion of this merger, and actually that’s what we are currently focused on.

Paul, you may want to take a second piece of that.

Paul Berns:

Sure, hi, (Jason). On the lung cancer piece, I — you know I — at this point in time, we don’t anticipate moving forward with that program. We have great conviction with regards to the current commercial business, and from a future product development, clinical development perspective, we think the programs that we’ve outlined today are value generating programs for the future. And we’re very excited about that.

Brian Pereira:

And as a broad philosophy, they are going to be very focused of — on the discipline of growing revenues, and even more disciplined on the expense side. We’ll pursue development programs or only — that is unequivocal benefit in terms of fairly short-term and long-term revenue growth.

(Jason Cantor):

And in terms of clarifying that answer, I mean should we then assume that you know you guys are withdrawing that guidance? Do you still believe the guidance is real? If not, then shouldn’t you guys just be withdrawing it at this point? And is that what you’re doing?

Brian Pereira:

At this point, I don’t think it’s prudent for us to reiterate guidance. As I said, that over the next few months, we’ll have greater visibility into the performance of the rest of the year, and the year ahead.

(Jason Cantor):	Thank you.

Male:	Thank you.

Operator:	And, once again, ladies and gentlemen, in order to ask a question, please press star then the number one on your telephone keypad.

Our next question comes from (David Friedman) of Morgan Stanley.

(David Friedman):

Hi, thanks for the question. So just you know in terms of the path to profitability here you know you have mentioned, again, a fair amount about the cost synergies, and I know you don’t want to sort of talk about the revenue expectations right now. But I mean do you think that this is a platform that you’re going to need to bring more drugs onto than just FOLOTYN and Feraheme to reach profitability? And you know if not, do you have any sense of when you’ll expect to become a profitable company?

Brian Pereira:	We haven’t provided guidance on when we intend or expect to be profitable. But we don’t need to bring in any additional drugs to get to profitability, or cash flow positive status.

(David Friedman):	OK. And so ...

Brian Pereira:	I — just to add to that, if we do bring in additional products, it’ll only be if it’s accretive.

(David Friedman):	OK. And so I mean is there a time where you know you will be talking about sort of when you think you can move towards profitability or cash flow positive state?

Brian Pereira:

I mean I think, as I said earlier, (David), our first to do is to bring this merger to closure, integrate the teams, deliver on the cost synergies, and concurrently at the appropriate time, we’ll be able to give you visibility.

(David Friedman):	OK. Great, thanks very much.

Operator:	Your next question comes from (Yun Yang) of Jefferies.

(Yun Yang):	Thanks very much. In terms of Feraheme sales, can you tell us what percentage of current Feraheme sales actually are coming from off label use in the (IV) setting?

Brian Pereira:	I mean we don’t track that, we don’t promote that, and we don’t quantify that, (Yun). So that’s not something I can comment on.

(Yun Yang):

So it seems that like with the — with the merger, you guys are going to be focused on HemOnc area. And I’m just wondering when you guys target HemOnc physicians with Feraheme, those patient target populations are going to be mostly pre-dialysis, or are they going to be kind of cancer patients with some other IDA ...

Brian Pereira:	So ...

(Yun Yang):	... patient population?

Brian Pereira:

So just to clarify, we stay away from using the term pre-dialysis, I think folks have moved away from that term now close to a decade. What we’re looking at is chronic kidney disease, folks who have (GFRs) less than 60 (ml) per minute without any underlying evidence of proteinuria or etiological abnormalities, or just (GFR) is above 60 (ml) and they have some other renal abnormalities.

More than half of patients who are seen in the HemOnc clinic fall under the definition of chronic kidney disease that the National Kidney Foundation has implemented. So essentially, a large number of CKD patients get their IV iron in HemOnc clinics, in fact, far more than in hospitals or nephrology clinics.

Now no question as we get the broad idea label, we will hope that most of those patients are also treated in HemOnc clinics and hospital (inclusion) centers.

(Yun Yang):

OK, so that’s my next question. So you are planning to finalize NDA for IDA next year. And if that indication gets approved, how is it going to impact your sales force synergy that’s happening next year?

Brian Pereira:

Well it only strengthens the call point, because right now, we are promoting it on label for CKD patients in HemOnc clinics. Once we get the broad IDA label, 100 percent of patients in the HemOnc clinics become available to us, in addition, we intend to try to refer those from GI, women’s health and other situations so that patients with IDA are treated, or are at least seen.

(Yun Yang):	So my question — so my question is, do you need to expand your sales force with the IDA indication expansion?

Brian Pereira:	We are working on the optimization of our commercial infrastructure post IDA approval, this is work in progress. We’ll give you more visibility as we move into 2012.

(Yun Yang):	OK, my last question is I just want to ensure that I heard you correctly. Brian, did you mention that you would incur about 35 to 30 million before you say synergy of 55 to 65 million ...

Brian Pereira:	Yes ...

(Yun Yang):	... from the merger?

Brian Pereira:

... you heard me absolutely correctly. That is the cost of the transaction, and the expenses that are incurred in optimization — optimizing the two companies to achieve this 55 to $60 million in cost synergies.

(Yun Yang):	So the 35 to 38 million cost, when it’s going to happen, it’s going to be happening throughout 2012?

Brian Pereira:	Yes.

(Yun Yang):	OK. Thanks.

Brian Pereira:	No problem.

Operator:	And, ladies and gentlemen, at this time, we have time for one final question. Our final question comes from (David Maskowitz) of (Ross) Capital.

(David Maskowitz):	Excellent, thanks so much, congratulations on the merger.

I have just a question quantifying your marketing plans. Can you remind us how many sales people you have and Allos has, and what that number looks like when you combine the two companies together? And if you don’t have a fine-tuned number, if you can give us a range, that would be great. And back — following up on that last question on the broad IDA label, is one of the possibilities as you go into approval, and ultimately potentially get approval, is one of the possibilities to partner out components of the IDA indication with a larger pharmaceutical company in the U.S.

Gary Zieziula:

Hi, (David), this is Gary, so let me tackle that question. The first part of the question was about the current structure of the AMAG sales force, we have 71 sales specialists today. For Allos, they currently have just over 50 sales specialists. So that’s what the organizations look like as standalones today. As a combined stronger commercial organization, the plan is to have between 70 and 75 sales specialists calling on the targets that we’ve discussed this morning, HemOnc hospitals and targeted nephrologists.

Now with regard to the broader IDA, Brian talked a little bit about that in terms of leveraging the HemOnc segment, which is critically important for

CKD patients with IDA today. We believe the HemOnc segment will be increasingly important in the future, of course, with the broader IDA label, we’ll be well positioned to take full advantage of that.

Now your last question on the OB/GYN space, there is an opportunity for us in that segment for Feraheme for iron deficiency anemia, and we are evaluating how to best leverage and optimize that asset in the HemOnc space. So partnering is certainly one of the things that we’re looking at, and we’ll share more information on that throughout 2012.

(David Maskowitz):	OK, thanks very much.

Female:	(Wes), are you turning the call back over?

Operator:	And that was our final question, I’ll turn the conference back over to management for any further remarks.

Female:	Thank you, (Wes). So we’re — we are here all day today, please give us a call, (Carol) and I are here in the office if you have any additional questions. We look forward to hearing from you today.

Operator:	And, ladies and gentlemen, we thank you. This concludes today’s conference call, you may disconnect your lines at this time.

END